Exhibit 99.2

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Deloitte Anjin LLC 9Fl., One IFC, 23, Yoido-dong, Youngdeungpo-gu, Seoul 150-945, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

Report on the separate financial statements

We have reviewed the accompanying condensed separate financial statements of Woori Finance Holdings Co., Ltd. (the “Company”). The condensed separate financial statements consist of the condensed separate statement of financial position as of June 30, 2013, and the related condensed separate statement of comprehensive income for the three months and six months ended June 30, 2013 and 2012, the related condensed separate statements of changes in equity and cash flows for the six months ended June 30, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the separate financial statements

The Company’s management is responsible for the preparation and fair presentation of the accompanying condensed separate financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying condensed separate financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/kr/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate financial statements of the Company are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting.

Emphasis

As described in Note 2, as the Company has newly adopted new standards that made changes in accounting policies retrospectively, condensed statement of financial position as of December 31, 2012, and condensed statement of comprehensive income for the three months and six months ended June 30, 2012, condensed statements of changes in equity and cash flow for the six months ended June 30, 2012 were restated. These restatements have no effect on our conclusion.

Others

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the separate statement of financial position of the Company as of December 31, 2012 and the related separate statement of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) and, in our report dated February 25, 2013, we expressed an unqualified opinion on those separate financial statements. The accompanying restated condensed statement of financial position as of December 31, 2012, which is comparatively presented in the accompanying separate financial statement, does not differ in material respects from such audited separate statement of financial position.

August 14, 2013

Notice to Readers

This report is effective as of August 14, 2013, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the separate financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of the Company.

Soon Woo Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

	June 30, 2013	December 31, 2012
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 29)	112,865	236,400
Loans and receivables (Notes 4, 6, 7 and 29)	112,288	209,199
Investments in subsidiaries and associates (Note 8)	18,045,972	17,976,325
Premises and equipment (Notes 9 and 27)	295	389
Intangible assets (Note 10)	44	33
Current tax assets (Note 25)	—	20,844
Deferred tax assets (Note 25)	—	2,444
Other assets (Notes 11 and 29)	199	970

Total assets	18,271,663	18,446,604

LIABILITIES
Debentures (Notes 4, 7 and 12)	3,655,058	3,654,276
Net defined benefit liability (Notes 13 and 29)	897	137
Current tax liability (Note 25)	62,174	165,588
Deferred tax liability (Note 25)	25,818	—
Other financial liabilities (Notes 4, 7, 14 and 29)	26,283	53,448
Other liabilities (Note 14)	1,229	1,479

Total liabilities	3,771,459	3,874,928

EQUITY
Common stock (Note 15)	4,030,077	4,030,077
Hybrid securities (Note 16)	498,407	498,407
Capital surplus (Note 15)	109,026	109,026
Other equity (Note 17)	(1,519)	(1,467)
Retained earnings (Note 18)	9,864,213	9,935,633

Total equity	14,500,204	14,571,676

Total liabilities and equity	18,271,663	18,446,604

See accompanying notes to separate financial statements.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/kr/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Member of Deloitte Touche Tohmatsu Limited

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(Korean Won in millions, except for earnings per share data)
NET INTEREST EXPENSE (Notes 19 and 29)
Interest income	1,826	3,988	4,527	5,755
Interest expense	(42,073)	(84,939)	(46,293)	(94,059)

	(40,247)	(80,951)	(41,766)	(88,304)

NET FEE INCOME (Notes 20 and 29)
Fees and commissions income	16,325	32,580	15,035	30,072
Fees and commissions expense	(3,817)	(7,967)	(1,540)	(2,146)

	12,508	24,613	13,495	27,926

DIVIDEND INCOME (Notes 21 and 29)	7,543	254,081	17,348	562,272
REVERSAL OF IMPAIRMENT LOSS ON CREDIT LOSS (Note 22)	2	2	—	—
ADMINISTRATIVE EXPENSES (Note 23)	(13,393)	(23,648)	(18,694)	(29,954)

OPERATING INCOME (LOSS)	(33,587)	174,097	(29,617)	471,940

NON-OPERATING INCOME (EXPENSE) (Notes 24 and 29)	(390)	(1,081)	1,792	1,661
INCOME (LOSS) BEFORE INCOME TAX	(33,977)	173,016	(27,825)	473,601
INCOME TAX EXPENSE (Note 25)	(28,212)	(28,279)	(136)	(88)

NET INCOME (LOSS)	(62,189)	144,737	(27,961)	473,513

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 13)	175	(52)	(99)	(125)
Items that are not subsequently reclassified to profit or loss	175	(52)	(99)	(125)
Remeasurement of net defined benefit liability	175	(52)	(99)	(125)
Items that are subsequently reclassified to profit or loss	—	—	—	—

COMPREHENSIVE NET INCOME (LOSS)	(62,014)	144,685	(28,060)	473,388

Basic and diluted earnings per share (Note 26)	(86)	161	(44)	572

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	Common stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2012 (Reported)	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221
Effect of change in accounting policy	—	—	—	(1,015)	1,015	—

January 1, 2012 (Restated)	4,030,077	309,010	109,026	(1,029)	9,767,137	14,214,221

Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(12,592)	(12,592)
Net income	—	—	—	—	473,513	473,513
Remeasurement of net defined benefit liability	—	—	—	(125)	—	(125)
Issue of hybrid securities	—	189,397	—	—	—	189,397

June 30, 2012	4,030,077	498,407	109,026	(1,154)	10,026,555	14,662,911

January 1, 2013	4,030,077	498,407	109,026	(1,467)	9,935,633	14,571,676
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(14,654)	(14,654)
Net income	—	—	—	—	144,737	144,737
Remeasurement of net defined benefit liability	—	—	—	(52)	—	(52)

June 30, 2013	4,030,077	498,407	109,026	(1,519)	9,864,213	14,500,204

See accompanying notes to separate financial statements.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/kr/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Member of Deloitte Touche Tohmatsu Limited

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	2013	2012
	(Korean Won in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	144,737	473,513
Adjustment to net income:	(144,851)	(473,880)
Income tax expense	28,279	88
Interest income	(3,988)	(5,755)
Interest expense	84,939	94,059
Dividend income	(254,081)	(562,272)
Reversal of impairment loss on credit loss	(2)	—
Depreciation	85	91
Amortization	4	3
Retirement benefit	740	731
Changes in operating assets and liabilities:	142,081	163,837
Decrease in loans and receivables	166,887	165,564
Decrease in other assets	771	782
(Decrease) increase in net defined benefit liability	(50)	310
(Decrease) in other financial liabilities	(25,276)	(1,533)
(Decrease) in other liabilities	(251)	(1,286)
Income tax paid	(144,743)	(201,361)
Interest income received	3,946	4,293
Interest expense paid	(85,657)	(92,829)
Dividend income received	246,538	562,272

Net cash provided by operating activities	162,878	436,670

(Continued)

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/kr/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Member of Deloitte Touche Tohmatsu Limited

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS (CONTINED)

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	2013	2012
	(Korean Won in millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposition of fixed assets	18	—
Increase in investments in subsidiaries and associates	(69,647)	—
Acquisition of fixed assets	(9)	(53)
Acquisition of intangible assets	(15)	(10)

Net cash (used in) investing activities	(69,653)	(63)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issue of debentures	199,442	318,949
Increase in borrowings	—	35,000
Issue of hybrid securities	—	189,397
Redemption of debentures	(200,000)	(320,000)
Redemption of borrowings	—	(35,000)
Dividends paid for hybrid securities	(14,699)	(11,930)
Payment of dividends	(201,503)	(201,503)

Net cash (used in) financing activities	(216,760)	(25,087)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(123,535)	411,520
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	236,400	33,538

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	112,865	445,058

See accompanying notes to separate financial statements.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/kr/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Member of Deloitte Touche Tohmatsu Limited

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO SEPARATE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

1. GENERAL

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea (merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 13 subsidiaries including Woori Bank and 150 second-tier subsidiaries including Woori Credit Information Co., Ltd. as of June 30, 2013.

Upon incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share) issued. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued, as of June 30, 2013. KDIC owns 459,198,609 shares out of total outstanding shares, representing 56.97% ownership of the Company.

On June 24, 2002, the Company listed its common shares on the Korea Exchange (“KRX”). On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1)	Basis of presentation of financial statements

The Company’s interim separate financial statements for the six months ended June 30, 2013 are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034 Interim Financial Reporting. It is necessary to use the annual financial statement for the year ended December 31, 2012 for the understanding of the interim financial statements.

The accompanying financial statements are the Company’s separate financial statements in accordance with K-IFRS 1027 Separate Financial Statements.

Unless stated below, the accounting policies have been applied consistently with the annual separate financial statements in order to prepare the separate financial statements for the year ended December 31, 2012.

1)	The Company has newly adopted the following new standards and interpretations that affected the accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 relate to the separate presentation of other comprehensive income items that would not be reclassified to net income subsequently or would be recycled to net income under specific circumstances. The amendments have effect on the presentation of financial statements and no effects on the financial position and financial performance. The Company applied the amendments retrospectively and restated comparative statement of financial statement.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to the elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. Accordingly, the actuarial gains and losses are recognized in other comprehensive income immediately. The amendment replaces the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. The expected return on plan assets included in net interest on the net defined benefit liability (asset). The past service costs incurred under changes of plans are recognized at the earlier of the dates when the plan amendment or curtailment occurs and when the entity recognizes related restructuring costs or termination benefits. The Company applied the amendments retrospectively and restated the comparative statement of financial statement.

The effects of the retrospective amendments on the comparative statement of financial position as of December 31, 2012 and the related comprehensive income for the year ended are as follows (Unit: Korean Won in millions):

	As of December 31, 2012
	Reported	Restated
Net defined benefit liability	137	137
Other equity	(14)	(1,467)
Retained earnings	9,934,180	9,935,633

	For the year ended December 31, 2012
	Reported(*)		Restated
	For the three months ended June 30	For the six months ended June 30	For the three months ended June 30	For the six months ended June 30
Operating income	(29,748)	471,774	(29,617)	471,940
Non-operating income	1,792	1,661	1,792	1,661
Income before income tax	(27,956)	473,435	(27,825)	473,601
Income tax expense	(104)	(47)	(136)	(88)
Net income	(28,060)	473,388	(27,961)	473,513
Other comprehensive loss	—	—	(99)	(125)
Comprehensive net income	(28,060)	473,388	(28,060)	473,388

(*)	Reflected reclassification of operating income (expense) as described in Note 2. 3).

Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. Irrespective of whether they meet the offset requirement of between financial assets and financial liabilities in accordance with K-IFRS 1032, the amendments to K-IFRS 1107 establishes legally enforceable master netting agreements or in accordance with similar agreement right to offset financial instruments and the information about offset agreement like collateral agreement. Because the Company does not hold the offset financial instruments in accordance with K-IFRS 1032 and does not have a contract of master netting arrangement or similar agreement with a party, the amendments of the enactment have no significant effect on the Company’s financial statements.

Enactment to K-IFRS 1112 – Disclosure of Interests in Other Entities

The enactment of K-IFRS 1112 establishes disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The K-IFRS 1112 requires that the nature of and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows shall be disclosed. The adoption of the enactment has no significant effect on the Company’s financial statements.

Enactment of K-IFRS 1113 – Fair Value Measurement

The enactment of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosure requirements about fair value measurements. In accordance with K-IFRS 1113, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, an entity uses the assumptions that market participants would use when pricing the asset or liability under current market conditions. The K-IFRS 1113 explains that a fair value measurement requires an entity to determine the following the particular asset or liability being measured, the market in which an orderly transaction would take place for the asset or liability, and the appropriate valuation technique(s) used when measuring fair value. The standard stated extensive disclosure requirement related to fair value measurement. The adoption of the enactment has no significant effect on Company’s financial statements.

2)	The Company has not applied the following new and revised K-IFRS that have been issued but are not yet effective:

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 are clarifying the meaning of related standards about the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional to future events and can be exercised always during the contract periods. The right to offset has to be executable even in the case of default or insolvency, not just in the case of normal business progress with counterparties. The amendments to K-IFRS 1032 are effective for the annual period beginning on January 1, 2014.

The Company anticipates that the amendment listed above may not have significant impact on the Company’s financial statements.

3)	Others

a) Reclassification of operating income

In accordance with the amendments to K-IFRS 1001, the Company changed the presentation of operating income for the year ended December 31, 2012. The Company applied these amendments retrospectively for the comparative period and restated the statements of comprehensive income for the three months ended June 30, 2012.

Accordingly, certain items which have been originally included in operating income (expense) are reclassified into non-operating income (expense). Other net operating income decreased by 1,161 million Won (with a corresponding increase in other non-operating expense) as compared to the amounts previously reported for the six months ended June 30, 2012. The amendment has no effect on net income and earnings per share for the six months ended June 30, 2012.

b) Change in presentation of short term employee benefits in administrative expenses

Certain fringe benefits such as social security contributions, paid annual leave and paid sick leave which have been characterized short term employee benefits and included in other administrative expenses are separately presented as an item in short term employee benefits in administrative expenses. In addition management compensations disclosed in Note 29 are restated including such certain fringe benefits. Such changes in presentation of employee benefits have no effect on net income and net assets of the Company’s financial statements.

The change in presentation is as follows (Unit: Korean Won in millions):

<Administrative expenses>

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Employee benefits	5,128	11,696	16,948	24,266
	Depreciation and amortization	103	208	252	299
	Other administrative expenses	5,301	11,332	16,987	25,228

	Total	10,532	23,236	34,187	49,793

Restated	Employee benefits	5,734	13,059	19,113	27,260
	Depreciation and amortization	103	208	252	299
	Other administrative expenses	4,695	9,969	14,822	22,234

	Total	10,532	23,236	34,187	49,793

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Employee benefits	5,672	12,067	17,931	23,400
	Depreciation and amortization	47	94	140	185
	Other administrative expenses	5,540	17,793	22,144	27,189

	Total	11,259	29,954	40,215	50,774

Restated	Employee benefits	6,447	13,733	20,549	26,867
	Depreciation and amortization	47	94	140	185
	Other administrative expenses	4,765	16,127	19,526	23,722

	Total	11,259	29,954	40,215	50,774

<Management compensation>

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	1,083	2,238	2,822	4,461
Restated	Short term employee benefits	1,105	2,338	2,956	4,660

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	1,034	2,187	3,180	3,787
Restated	Short term employee benefits	1,083	2,306	3,336	3,984

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgements which management has made about the application of the Company’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the financial statements for the year ended December 31, 2012.

4. RISK MANAGEMENT

The Company’s operating activity is exposed to various financial risks. Hence, the Company is required to analyze and assess the level of complex risks, and determine the permissible level of risks or manage the risks. The Company’s risk management procedure is set for improvement in the quality of assets and investments held by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risk and its impact.

The Company has established an approach to manage the acceptable level of risks to the Company and eliminate the excessive risks in financial instruments in order to maximize its profit given the risks present, for which the Company has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk management department of the Company manages risks based on the Company’s policy. The risk management committee makes the decision on its risk strategy such as the allocation of capital at risk and the establishment of risk limit.

(1)	Credit risk

Credit risk represents the possibility of financial loss incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

In order to measure its credit risk, the Company considers the possibility of failure in performing its obligation to its counterparties, credit exposure of the counterparty and the related default risk, and the rate of default loss.

2)	Credit risk mitigation

The Company mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives.

3)	Maximum exposure to credit risk

The Company’s maximum exposure to credit risk is as follows in carrying amounts (Unit: Korean Won in millions):

	June 30, 2013
	Banks	Companies	Total
Loans and receivables neither overdue nor impaired	93,129	19,162	112,291
Loans and receivables overdue but not impaired	—	—	—
Impaired loans and receivables	—	—	—

Total	93,129	19,162	112,291

Provisions for credit losses	—	3	3

Net amount	93,129	19,159	112,288

	December 31, 2012
	Banks	Companies	Total
Loans and receivables neither overdue nor impaired	198,293	10,911	209,204
Loans and receivables overdue but not impaired	—	—	—
Impaired loans and receivables	—	—	—

Total	198,293	10,911	209,204

Provisions for credit losses	—	5	5

Net amount	198,293	10,906	209,199

All loans and receivables are maintained at or above the permissible level of credit rating.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, all contracts are exposed to a certain level of volatility according to the changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities, the Company makes judgments to avoid, bear or mitigate risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

2)	Market risk measurement

The Company uses both a standard risk measurement model approach and an internal risk measurement model approach to measure market risk. A standard risk measurement model is used to calculate individual market risk of owned capital, while an internal risk measurement model is used to calculate general capital market risk and measure internal risk.

3)	Risk limit management

As of June 30, 2013 and December 31, 2012, the Company is not exposed to market risk in connection with trading activities.

4)	Sensitivity analysis of market risk

The Company performs the sensitivity analysis for trading and non-trading activities. As of June 30, 2013 and December 31, 2012, the Company is exposed only to interest rate risk from non-trading activities.

Based on market risk sensitivity analysis of non-trading activities, Earning at Risk (“EaR”) and Value at Risk (“VaR”) are as follows (Unit: Korean Won in millions):

June 30, 2013		December 31, 2012
EaR	VaR	EaR	VaR
(29,107)	(139,875)	(13,944)	(146,027)

The Company estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years
June 30, 2013	Loans and receivables	1,014	—	1,014	—	—	—
	Debentures	3,980,870	90,459	507,266	393,714	209,406	2,780,025
December 31, 2012	Loans and receivables	1,036	—	—	—	1,036	—
	Debentures	4,037,836	42,088	239,841	88,960	505,680	3,161,267

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the separate statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a predetermined period.

The Company manages liquidity risk by identifying the maturity gap through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.)

2)	Maturity analysis of non-derivative financial liabilities

The Company’s maturity analysis of non-derivative financial liabilities, including both principals and interests, based on the remaining contractual maturities as of June 30, 2013 and December 31, 2012 are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years
June 30, 2013	Debentures	3,980,870	90,459	507,266	393,714	209,406	2,780,025
	Other financial liabilities	26,283	26,283	—	—	—	—
December 31, 2012	Debentures	4,037,836	42,088	239,841	88,960	505,680	3,161,267
	Other financial liabilities	53,448	53,448	—	—	—	—

The maturity analysis of non-derivative financial liabilities assumes that the contractual maturity is the same as the expected maturity.

(4)	Capital risk management

Pursuant to the Financial Holding Company Supervisory Regulation, the Company calculates and manages the debt ratio as ‘total liability’ divided by ‘total equity subtracting regulatory reserve for credit loss’ and calculates the dual leverage ratio as ‘total invested amount on subsidiaries’ divided by ‘total equity subtracting regulatory reserve for credit loss’, for capital risk management purposes.

Debt ratio and dual leverage ratio are as follows:

June 30, 2013		December 31, 2012
Debt ratio	Dual leverage ratio	Debt ratio	Dual leverage ratio
26.01%	124.46%	26.59%	123.37%

5. CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Demand deposits	47,012	49,471
Time deposits	65,853	186,929

Total	112,865	236,400

6. LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Loans	1,000	1,000
Provision for credit losses	(3)	(5)
Receivables (*1)	73,952	170,906
Accrued income	78	736
Refundable rent deposits	37,261	37,261
Present value discount on refundable deposits	—	(699)

Total	112,288	209,199

(*1)	Receivables from subsidiaries which are subject to consolidated taxation for consolidated tax return are 62,387 million Won and 166,077 million Won as of June 30, 2013 and December 31, 2012, respectively (Note 25).

(2)	Details of changes in provisions for credit losses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2013	2012
Beginning balance	5	5
Reversal	(2)	—

Ending balance	3	5

7. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value and book value of financial assets and liabilities measured at amortized costs are as follows (Unit: Korean Won in millions):

		June 30, 2013		December 31, 2012
		Fair value	Book value	Fair value	Book value
Financial assets	Loans and receivables (*1)	112,288	112,288	209,199	209,199
Financial liabilities	Debentures	3,743,616	3,655,058	3,770,841	3,654,276
	Other financial liabilities (*1)	26,283	26,283	53,448	53,448

	Total	3,769,899	3,681,341	3,824,289	3,707,724

(*1)	As the Company considers the difference between the book value and fair value to be insignificant, it uses book value as the relevant fair value of financial assets and liabilities.

8. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Investments in subsidiaries and associates accounted for using the cost method are as follows (Unit: Korean Won in millions):

Company	Country	Financial year end as of	June 30, 2013		December 31, 2012
			Owner- ship (%)	Carrying value	Owner- ship (%)	Carrying value
Woori Bank (*1)	Korea	Dec. 31	100.0	12,848,075	100.0	13,621,824
Kwangju Bank	"	Dec. 31	100.0	976,291	100.0	976,291
Kyongnam Bank	"	Dec. 31	100.0	1,443,662	100.0	1,443,662
Woori FIS Co., Ltd.	"	Dec. 31	100.0	35,013	100.0	35,013
Woori Investment & Securities Co., Ltd. (*2)	"	Dec. 31	37.9	1,036,749	37.9	1,036,749
Woori F&I Co., Ltd.	"	Dec. 31	100.0	206,563	100.0	206,563
Woori Asset Management Co., Ltd. (*2)	"	Dec. 31	100.0	67,456	100.0	67,456
Woori Private Equity Co., Ltd.	"	Dec. 31	100.0	34,246	100.0	34,246
Woori Financial Co., Ltd.	"	Dec. 31	52.0	238,575	52.0	238,575
Woori Aviva Life Insurance Co., Ltd. (*2) (*3)	"	Dec. 31	51.6	102,946	51.6	102,946
Woori FG Savings Bank	"	Jun. 30	100.0	210,000	100.0	210,000
Woori Finance Research Institute	"	Dec. 31	100.0	3,000	100.0	3,000
Woori Card Co., Ltd. (*1)	"	Dec. 31	100.0	773,748	—	—
Kumho Merchant Bank (*4)	"	Mar. 31	41.6	69,648	—	—

Total				18,045,972		17,976,325

(*1)	For the six months ended June 30, 2013, Woori Bank spun off its credit card division into Woori Card Co., Ltd. The Company includes Woori Card Co., Ltd. as its wholly-owned subsidiary.
(*2)	For the six months ended June 30, 2013, the fiscal year end of the entities was changed from March 31 to December 31.
(*3)	As a jointly controlled entity, Woori Aviva Life Insurance Co., Ltd. is not included in the consolidated subsidiaries.
(*4)	Kumho Merchant Bank became a subsidiary of the Company by its’ participating in paid-in capital for the six months ended June 30, 2013.

9. PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,565	557	2,122
Accumulated depreciation	(1,379)	(448)	(1,827)

Net carry value	186	109	295

	December 31, 2012
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,645	553	2,198
Accumulated depreciation	(1,391)	(418)	(1,809)

Net carry value	254	135	389

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	Properties for business purposes	Structures in leased office	Total
Beginning balance	254	135	389
Acquisition	4	5	9
Disposition	(18)	—	(18)
Depreciation	(54)	(31)	(85)

Ending balance	186	109	295

	For the year ended December 31, 2012
	Properties for business purposes	Structures in leased office	Total
Beginning balance	330	185	515
Acquisition	41	13	54
Disposition	(1)	—	(1)
Depreciation	(116)	(63)	(179)

Ending balance	254	135	389

10. INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	132	15	184
Accumulated amortization	(36)	(104)	—	(140)

Net carry value	1	28	15	44

	December 31, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	117	15	169
Accumulated amortization	(36)	(100)	—	(136)

Net carry value	1	17	15	33

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	1	17	15	33
Acquisition	—	15	—	15
Depreciation	—	(4)	—	(4)

Ending balance	1	28	15	44

	For the year ended December 31, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	1	13	15	29
Acquisition	—	10	—	10
Depreciation	—	(6)	—	(6)

Ending balance	1	17	15	33

11. OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Prepaid expenses	199	970

12. DEBENTURES AND BORROWINGS

(1)	Details of debentures are as follows (Unit: Korean Won in millions):

	Issuance date	Annual interest rate (%)	Maturity	June 30, 2013	December 31, 2012
Series 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013	—	170,000
Series 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013	60,000	60,000
Series 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014	150,000	150,000
Series 26th bonds	Mar. 31, 2009	6.36	Jan. 1, 2015	300,000	300,000
Series 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014	80,000	80,000
Series 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013	140,000	140,000
Series 29-1st bonds	May 20, 2010	4.45	May 20, 2013	—	30,000
Series 29-2nd bonds	May 20, 2010	5.11	May 20, 2015	220,000	220,000
Series 30-1st bonds	Aug. 3, 2010	4.51	Aug. 3, 2013	50,000	50,000
Series 30-2nd bonds	Aug. 3, 2010	4.97	Aug. 3, 2015	250,000	250,000
Series 31-1st bonds	Nov. 9, 2010	3.98	Nov.9, 2013	100,000	100,000
Series 31-2nd bonds	Nov. 9, 2010	4.32	Nov.9, 2014	150,000	150,000
Series 32nd bonds	Feb. 24, 2011	4.39	Feb. 24, 2014	50,000	50,000
Series 33rd bonds	Mar. 14, 2011	4.23	Mar. 14, 2014	160,000	160,000
Series 34-1st bonds	May 24, 2011	4.06	May 24, 2014	100,000	100,000
Series 34-2nd bonds	May 24, 2011	4.22	May 24, 2016	100,000	100,000
Series 35-1st bonds	Aug. 25, 2011	4.04	Aug. 25, 2014	100,000	100,000
Series 35-2nd bonds	Aug. 25, 2011	4.08	Aug. 25, 2016	150,000	150,000
Series 36-1st bonds	Oct. 28, 2011	4.08	Oct. 28, 2013	170,000	170,000
Series 36-2nd bonds	Oct. 28, 2011	4.16	Oct. 28, 2014	180,000	180,000
Series 36-3rd bonds	Oct. 28, 2011	4.30	Oct. 28, 2016	180,000	180,000
Series 37th bonds	Feb. 7, 2012	3.96	Feb. 7, 2017	100,000	100,000
Series 38th bonds	Jun. 26, 2012	3.75	Jun. 26, 2017	220,000	220,000
Series 39th bonds	Aug. 20, 2012	3.27	Aug. 20, 2017	250,000	250,000
Series 40th bonds	Oct. 30, 2012	3.03	Oct. 30, 2015	200,000	200,000
Series 41th bonds	Mar. 12, 2013	2.98	Mar. 12, 2018	200,000	—

Sub-total				3,660,000	3,660,000
Less: discounts on bonds payable				(4,942)	(5,724)

Total				3,655,058	3,654,276

All debentures are to be paid in full at maturity.

(2)	There is no borrowing outstanding as of June 30, 2013 and December 31, 2012. As of June 30, 2013, the Company has contracts of credit line with banks as follows (Unit: Korean Won in millions):

	Annual interest rate (%)	Maturity	Line of credit
Hana Bank	CD(3M)+1.65	November 30, 2013	100,000
Kookmin Bank	CD(3M)+1.55	November 30, 2013	150,000

Total			250,000

13. NET DEFINED BENEFIT LIABILITY

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured by using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through its’ defined benefit plan, and the most significant risks are as follows:

Volatility of Asset

The defined benefit obligation was estimated with a discount rate which is calculated based on the yield of blue chip corporate bonds in Korea. A deficit may occur if the rate of return on plan assets falls short of the discount rate. The plan assets include equity instruments which cause it exposed to the related volatility and risks.

Decrease in Yield of Blue Chip Bonds

A decrease in yield of blue chip bonds will result in increase in defined benefit liability although the value of some debt securities that its’ defined benefit plan owns would be increased.

Risk of Inflation

Defined benefit obligations are correlated to the inflation rate; the higher the inflation rate is, the higher the level of liabilities. As a result, a deficit may occur in the plan. However, plan assets are less influenced since plan assets compose of mainly debt securities with fixed rates and equity instruments.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Defined benefit liability	6,805	6,803
Fair value of plan assets	(5,908)	(6,666)

Net defined benefit liability	897	137

(2)	Changes in defined benefit liability are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013	For the year ended December 31, 2012
Beginning balance	6,803	5,194
Current service cost	751	1,498
Interest expense	115	223
Remeasurement	54	511
Retirement benefit paid	(1,246)	(1,548)
Transfer from related parties	328	925

Ending balance	6,805	6,803

(3)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013	For the year ended December 31, 2012
Beginning balance	6,666	5,207
Interest income	126	256
Remeasurement	(15)	(67)
Employer’s contributions	—	1,858
Retirement benefit paid	(869)	(588)

Ending balance	5,908	6,666

(4)	Plan assets are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Equity instruments	47	85
Deposits	5,861	6,581

Total	5,908	6,666

Return on plan assets are 111 million Won and 189 million Won for the six months ended June 30, 2013 and December 31, 2012, respectively.

(5)	The amounts recorded in comprehensive income in relation with defined benefit plan are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013	For the year ended December 31, 2012
Current service cost	751	1,498
Net interest expense	(11)	(33)

Recognized as net income	740	1,465
Remeasurement	69	578

Recognized as comprehensive income	809	2,043

(6)	Actuarial assumptions used in defined benefit liability assessment are as follows:

	June 30, 2013	December 31, 2012
Discount rate	3.75%	3.57%
Inflation rate	3.00%	3.00%
Future wage growth rate	5.18%	5.18%
Mortality ratio	The standard rate by Korea Insurance Development Institute
Retirement rate	The standard rate by Korea Insurance Development Institute

(7)	The sensitivity analysis of actuarial assumptions used in defined benefit liability is as follows:

		defined benefit liability
		For the six months ended June 30, 2013	For the year ended December 31, 2012
Discount rate	Increase by 1% point	6,349	6,392
	Decrease by 1% point	7,318	7,266
Future wage growth rate	Increase by 1% point	7,317	7,265
	Decrease by 1% point	6,341	6,386

14. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Details of other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Other financial liabilities:
Accounts payables (*1)	1,230	22,827
Accrued expenses	22,240	27,826
Dividends payables	2,604	2,649
Withholdings	209	146

Total	26,283	53,448

Other liabilities:
Withholding taxes	1,059	1,331
Others	170	148

Total	1,229	1,479

(*1)	Accounts payables for consolidated taxation are 213 million Won and 21,333 million Won as of June 30, 2013 and December 31, 2012 (Note 25).

15. CAPITAL STOCK AND SURPLUS

(1)	The total number of authorized shares is as follows (Unit: Korean Won except for shares):

	June 30, 2013	December 31, 2012
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000	5,000
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Capital in excess of par value	109,025	109,025
Other capital surplus	1	1

Total	109,026	109,026

16. HYBRID SECURITIES

The bond-type hybrid securities classified as equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	June 30, 2013	December 31, 2012
The 1st bond-type hybrid securities	Nov. 22, 2011	Nov. 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	Mar. 8, 2012	Mar. 8, 2042	5.83	190,000	190,000
Issuing expense				(1,593)	(1,593)

Total				498,407	498,407

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stocks, and then, the Company is exonerated from interest payment on the hybrid securities.

17. OTHER EQUITY

(1)	Other equity are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Other comprehensive income
Remeasurement of net defined benefit liability	(1,505)	(1,453)
Treasury shares (*1)	(14)	(14)

Total	(1,519)	(1,467)

(*1)	As of June 30, 2013 and December 31, 2012, the Company holds 2,000 shares (14 million Won) of its treasury stock respectively, acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities Co., Ltd.

(2)	Changes in other equity are as follows (Unit: Korean Won in millions):

	January 1, 2013	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	June 30, 2013
Remeasurement of net defined benefit liability	(1,453)	(69)	—	17	(1,505)

	January 1, 2012	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	December 31, 2012
Remeasurement of net defined benefit liability	(1,015)	(578)	—	140	(1,453)

18. RETAINED EARNINGS

(1)	Retained earnings are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Earned surplus reserve	1,075,539	1,035,849
Voluntary reserve	8,656,858	8,528,008
Retained earnings carried forward	131,816	371,776

Total	9,864,213	9,935,633

(2)	In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if provision for credit loss under K-IFRS for the accounting purpose is lower than those for the regulatory purpose required by RSFHC, the Company shall disclose such differences as regulatory planned reserve for credit loss.

(3)	Regulatory planned reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Beginning balance	858	8
Planned reserve for credit loss	(486)	850

Ending balance	372	858

(4)	Reserve provided and net income after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Reserve provided	(745)	(486)	(37)	8
Net income (loss) after the reserve provide	(61,444)	145,223	(27,925)	473,505
Earnings per share after the reserve provided (*1)	(85)	162	(44)	572

(*1)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the reserve provided.

19. NET INTEREST EXPENSE

Interest income and expenses incurred are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Interest income
Interest income on due from banks	1,464	3,264	4,187	5,077
Interest income on loans	11	22	12	25
Interest income on others	351	702	328	653

Sub-total	1,826	3,988	4,527	5,755

Interest expense
Interest expenses on borrowings	—	—	—	(124)
Interest expenses on debentures	(42,073)	(84,939)	(46,293)	(93,935)

Sub-total	(42,073)	(84,939)	(46,293)	(94,059)

Total	(40,247)	(80,951)	(41,766)	(88,304)

There are no financial assets in which impairment was incurred for the six months ended June 30, 2013 and 2012, respectively. As a result, all interest income resulted from non-impaired financial assets.

20. NET FEES INCOME

Fee income and expense are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fee income
Brand royalty income	16,325	32,580	15,035	30,072
Fee expense
Fee for legal advice	(92)	(182)	(4)	(7)
Other fees expense	(3,725)	(7,785)	(1,536)	(2,139)

Sub-total	(3,817)	(7,967)	(1,540)	(2,146)

Total	12,508	24,613	13,495	27,926

21. DIVIDEND INCOME

Dividend income is as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Woori Bank	—	173,306	—	479,053
Kwangju Bank	—	19,892	—	28,213
Kyongnam Bank	—	23,769	—	7,976
Woori Investment & Securities	7,543	7,543	17,348	17,348
Woori F&I Co., Ltd.	—	22,974	—	21,574
Woori Financial Co., Ltd.	—	6,597	—	8,108

Total	7,543	254,081	17,348	562,272

22. REVERSAL OF IMPAIRMENT LOSS ON CREDIT LOSS

Reversal of impairment loss on credit loss recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Reversal of provision for credit losses	2	2	—	—

23. ADMINISTRATIVE EXPENSES

Administrative expenses are as follows (Unit: Korean Won in millions):

			2013		2012
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Employee benefits	Short term employee benefits	Salaries	6,060	10,946	6,029	11,336
		Others	930	1,713	891	1,666
	Retirement benefits		371	740	366	731
	Termination benefits		771	771	—	—
	Sub-Total		8,132	14,170	7,286	13,733
Depreciation and amortization			46	89	47	94
Other administrative expenses	Traveling expenses		83	125	166	266
	Operating promotion expenses		315	667	308	670
	Rent		430	861	415	823
	Maintenance expense		207	431	225	448
	IT expenses		944	1,895	712	1,273
	Advertising		2,330	3,416	9,329	10,982
	Taxes and dues		39	172	42	159
	Insurance premium		76	150	82	163
	Others		791	1,672	82	1,343
	Sub-total		5,215	9,389	11,361	16,127

	Total		13,393	23,648	18,694	29,954

24. NON-OPERATING PROFIT AND LOSS

Details of non-operating incomes and non-operating expenses are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Non-operating incomes:
Miscellaneous income	230	452	3,105	3,432
Non-operating expenses:
Donation	(620)	(1,529)	(1,313)	(1,771)
Miscellaneous loss	—	(4)	—	—

Sub-Total	(620)	(1,533)	(1,313)	(1,771)

Total	(390)	(1,081)	1,792	1,661

25. INCOME TAX EXPENSE

(1)	Income tax expense are as follows (Korean Won in millions):

	For the six months ended June 30
	2013	2012
Current tax expense
Current tax expense in respect of the current year	—	—
Adjustments recognized in the current period in relation to the current tax of prior periods	—	—

Sub-total	—	—

Deferred tax expense
Deferred tax expense relating to the origination and reversal of temporary differences	28,262	48
Deferred tax reclassified from other comprehensive income to net income	17	40

Sub-total	28,279	88

Income tax expense	28,279	88

(2)	Reconciling items between income before income tax and income tax expense are as follows (Korean Won in millions):

	For the six months ended June 30
	2013	2012
Income before income tax	173,016	473,601
Tax calculated at statutory tax rate (*1)	41,408	114,149
Tax effect on reconciling items:
Non-taxable income	(50,288)	(120,649)
Non-deductible expenses	162	156
Recognition of deferred tax liabilities for temporary differences in investments in subsidiaries and associates and loss carry-forwards unrecognized for prior periods.	27,936	—
Others	9,061	6,432

Sub-total	(13,129)	(114,061)

Income tax expense	28,279	88

Effective tax rate	16.34%	0.02%

(*1)	Income tax rate for 200 million Won and below is 11%, for over 200 million Won up to 20 billion Won is 22%, and for over 20 billion Won is 24.2%.

Details of changes in deferred tax assets (liabilities) are as follows (Unit: Korean Won in millions):

	January 1, 2013	The amount recognized in net income	The amount recognized in other comprehensive income	June 30, 2013
Investments in subsidiaries and associates	—	(69,609)	—	(69,609)
Accrued expenses	2,425	(320)	—	2,105
Defined benefit liability	1,318	5	13	1,336
Plan assets	(1,317)	(33)	4	(1,346)
Depreciation	18	5	—	23
Loss carried forwards	—	41,673	—	41,673

Total	2,444	(28,279)	17	(25,818)

	January 1, 2012	The amount recognized in net income	The amount recognized in other comprehensive income	December 31, 2012
Accrued expenses	2,148	277	—	2,425
Defined benefit liability	674	520	124	1,318
Plan assets	(676)	(657)	16	(1,317)
Depreciation	12	6	—	18

Total	2,158	146	140	2,444

(3)	Deferred income tax assets and liabilities were not recognized for the taxable and diductible temporary differences associated with investments in subsidiaries and interests in joint arrangements where the Company was able to control the timing of the reversal of the temporary differences and it was probable that the temporary differences would not reverse in the foreseeable futures and it was uncertain to realize. Deferred income tax assets and liabilities are not recognized for the net taxable temporary differences of 6,886,176 million Won and 8,927,317 million Won as of June 30, 2013 and December 31, 2012, respectively.

Also, deferred income tax assets were not recognized for the loss carry-forwards of 12,562 million Won and 184,765 million Won as of June 30, 2013 and December 31, 2012, respectively because of the uncertainty on the realization.

(4)	Deductible tax loss carry-forwards are as follows (Korean Won in millions):

Year incurred	Incurred (*1)	Expired	Remained	Expiration Date
2008	12,562	—	12,562	December 31, 2013
2009	172,203	—	172,203	December 31, 2019 (*2)

	184,765	—	184,765

(*1)	Reflects adjustments based on the reported tax returns.
(*2)	As a result of the revision on the Corporate Income Tax Law, the period allowed for the unused tax loss carry-forward has been extended for 10 years.

(5)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2013	December 31, 2012
Current tax assets (*1)	—	20,844
Current tax liabilities (*2)	62,174	165,587

(*1)	The Company did not offset income tax refund with current tax liabilities since the Company has no intention to settle on a net basis or to realize the asset and settle the liability simultaneously.
(*2)	The Company recognized receivables and accounts payables which are to be received or paid according to consolidated tax return on behalf of the subsidiaries as of June 30, 2013 and December 31, 2012.

26. EARNINGS PER SHARE (EPS)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income (loss) on common shares	(62,189)	144,737	(27,962)	473,513
Dividend on hybrid securities	(7,357)	(14,654)	(7,327)	(12,592)
Net income (loss) attributable to common shareholders	(69,545)	130,084	(35,289)	460,921
Weighted average number of common shares outstanding(shares)	806,013,340	806,013,340	806,013,341	806,013,341
Basic EPS	(86)	161	(44)	572

Meanwhile, as there is no dilution effect for the three months and six months ended June 30, 2013 and 2012, respectively, the Company’s diluted EPS is equal to its common earnings per share.

27. INSURANCE

As of June 30, 2013, the Company carries director and officer liability insurance and property insurance with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverages are 50,000 million Won and 354 million Won, respectively.

28. LITIGATION CASE

The Company had filed lawsuits as follows (Unit: Korean Won in millions):

June 30, 2013
As plaintiff
Number of cases Amount of litigation	1 case 82	A claim for damages due to trademark piracy of Woori Enterprise Co., Ltd.

As of August 2, 2013, the Company won the case and the court of first instance ruled that Woori Enterprise Co., Ltd paid the Company 7 million Won.

29. RELATED PARTY TRANSACTIONS

Significant balances as of June 30, 2013 and December 31, 2012 and major transactions for the three months ended June 30, 2013 and 2012 between the Company and its subsidiaries, jointly controlled entities or associates are as follows:

(1)	Related parties

Government related entity	Consolidated subsidiaries	Jointly controlled entities and associates
Korea Deposit Insurance Corporation

Woori Bank, Kyongnam Bank, Kwangju Bank, Woori FIS Co., Ltd., Woori Card Co., Ltd.

Woori F&I Co., Ltd.,

Woori Investment & Securities,

Woori Asset Management Co., Ltd.,

Woori Private Equity Co., Ltd.,

Woori Financial Co., Ltd.,

Woori FG Savings Bank,

Woori Finance Research Institute,

Woori Credit Information Co., Ltd.,

Woori America Bank,

Woori Global Markets Asia Ltd.,

Woori China Bank,

Woori Russia Bank, P.T. Bank Woori Indonesia,

Woori Brazil Bank,

Korea BTL Infrastructure Fund,

Woori Fund Service Co., Ltd.,

Woori Futures Co., Ltd.,

Woori Investment Securities Int’l Ltd.,

Woori Investment Securities (H.K.) Ltd.,

Woori Investment Securities America Inc.,

MARS Second Private Equity Fund,

Woori Investment Asia PTE Ltd.,

Woori Absolute Partners PTE Ltd.,

Woori Absolute Asia Global Opportunity Fund,

LG Investment Holding B.V. (Amsterdam) GG,

Woori Korindo Securities Indonesia,

Woori CBV Securities Corporation,

Woori Absolute Return Investment Strategies Fund,

Kumho Investment Bank Co., Ltd.,

Sahn Eagles LLC, Two Eagles LLC,

Two Eagles KIB LLC, Woori EL Co., LLC,

Woori Investment Advisory Co., Ltd., (Beijing), Kofc Woori Growth Champ Private Equity Fund,

Woori AMC Co., Ltd., Woori Private Equity Fund,

Woori Giant First Co., LLC,

Woori Bank principal and interest trust and

2 principal and interest trusts,

Woori Bank principal trust and 3 principal trust,

Woori F&I Seventh Asset Securitization Specialty and 58 SPCs,

Woori Heritage Longshort Private Equity trusts I and 53 beneficiary certificates.

Woori Aviva Life Insurance Co., Ltd.,

Woori Renaissance Holdings,

Woori New Alpha Fund, Woori Blackstone Korea Opportunity Private Equity Fund I.,

Korea Credit Bureau Co., Ltd.,

Woori Service Networks Co., Ltd.,

Korea Finance Security Co., Ltd.,

Kumho Tires Co., Ltd.,

Phoenix Digital Tech Co., Ltd.,

Seoul Lakeside Co., Ltd.,

Chungdo Woori Century Security Corp.,

United PF 1st Corporate Financial Stability,

ChinHung International, Inc.,

Poonglim Co., Ltd.,

Keojin Item Co., Ltd.,

WR Loan Co., LLC,

Woori Columbus 1st Private Equity Fund,

DKT Co., Ltd.,

Woori EA 16 th Asset Securitization Specialty and 20 SPCs.

(2)	Receivables and payables with consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		June 30, 2013	December 31, 2012
Receivables	Woori Bank	37,261	36,562	Refundable rent deposits
		112,865	199,471	Cash and cash equivalents
		75	562	Interest receivables
		—	699	Prepaid expenses
		24,156	128,097	Receivables
	Kyongnam Bank	—	8,139	Cash and cash equivalents
		—	36	Interest receivables
		21,428	27,573	Receivables
	Kwangju Bank	—	28,790	Cash and cash equivalents
		—	126	Interest receivables
		10,187	5,600	Receivables
	Woori Investment & Securities	7,543	—	Receivables
	Woori FIS	12	485	Receivables
	Woori Private Equity	345	355	Receivables
	Woori Asset Management	544	274	Receivables
	Woori Financial	1,000	1,000	Loans
		(3)	(5)	provisions for credit losses
		4	—	Interest receivables
	Woori F&I	2,030	1,538	Receivables
	Woori Credit Information	372	497	Receivables
	Woori AMC	1,913	1,888	Receivables
	Woori Fund Service	—	31	Receivables
	Woori Finance Research Institute	217	1,546	Receivables
		—	13	Interest receivables
	Woori Card	1,157	—	Receivables

	Total	221,106	443,277

Payables	Woori Bank	—	21,069	Accounts payables
		5,908	6,666	Retirement plan assets
	Woori F&I	—	10	Accounts payables
	Woori FIS	297	84	Accounts payables
	Woori Private Equity	—	1	Accounts payables
	Woori Credit Information	—	1	Accounts payables
	Woori AMC	—	3	Accounts payables
	Woori Fund Service	5	—	Accounts payables
	Woori FG Savings Bank	208	489	Accounts payables
	Woori Card	192	—	Accounts payables

	Total	6,610	28,323

(3) Receivables and payables with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		June 30, 2013	December 31, 2012
Receivables	Woori Aviva Life Insurance Co., Ltd.	3,803	3,006	Receivables

(4)	Transactions with consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		For the six months ended June 30
		2013	2012
Revenues	Woori Bank	25,156	23,271	Brand royalty income
		2,646	4,745	Interest on deposits
		699	653	Interest related to leasehold deposits
		173,306	479,053	Dividends
		80	106	Other operating income
	Kyongnam Bank	905	871	Brand royalty income
		107	73	Interest on deposits
		23,769	7,976	Dividends
	Kwangju Bank	586	578	Brand royalty income
		266	259	Interest on deposits
		19,892	28,213	Dividends
	Woori Financial	354	295	Brand royalty income
		22	25	Interest on loans
		6,597	8,108	Dividends
		2	—	Reversal of provision for credit losses
	Woori FIS	301	290	Brand royalty income
		105	142	Other operating income
	Woori F&I	63	52	Brand royalty income
		22,974	21,574	Dividends
	Woori Investment & Securities	3,772	3,888	Brand royalty income
		93	124	Other operating income
		7,543	17,348	Dividends
	Woori Asset Management	35	36	Brand royalty income
	Woori Private Equity	8	8	Brand royalty income
	Woori FG Savings Bank	11	—	Brand royalty income
	Woori Finance Research Institute	3	—	Brand royalty income
	Woori Credit Information	36	36	Brand royalty income
	Woori Fund Service	2	—	Brand royalty income
	Woori AMC	24	16	Brand royalty income
	Woori Futures	46	48	Brand royalty income
	Woori Card	555	—	Brand royalty income

	Total	289,958	597,788

Expenses	Woori Bank	390	406	Maintenance expenses
		699	653	Rent
		(126)	(121)	Retirement benefit
		—	57	Service fees
		25	106	Other fees
	Woori FIS	1,552	1,141	Service fees
	Woori Finance Research Institute	3,600	—	Other fees

	Total	6,140	2,242

(5)	Transactions with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		For the six months ended June 30
		2013	2012
Revenues	Woori Aviva Life Insurance Co., Ltd.	724	683	Brand royalty income

(6)	Compensation to managements are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2013	2012
Short-term employee benefit	2,611	2,306
Retirement benefit	69	83

	2,680	2,389

30. PRIVATIZION PLAN

As of June 26, 2013, the Public Fund Oversight Committee (the “PFOC”) have deliberated and determined for privatization of the Company and its subsidiaries. The PFOC will proceed with the spinoff and the sale process which the Company and its subsidiaries will be split into three groups, regional bank units including Kwangju Bank Co. Ltd and Kyongnam Bank Co. Ltd, brokerage unit including Woori Investment & Securities Co. Ltd., Woori Bank Co. Ltd. unit.

As the first step towards the privatization, the sale of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. has been announced by KDIC, the biggest shareholder of the Company, as of July 15, 2013.

31. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1)	Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management improvement plans. Under the agreements, the subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative expense ratio, net borrowings substandard or below ratio and others. If the three subsidiaries fail to make improvements, the KDIC can enforce the subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2)	Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3)	In addition to the agreement on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.